Sub-Item 77D: Policies with respect to security investments
Elimination of Non-Fundamental Policy for each Series of Bridgeway Funds, Inc.

On May 31, 2011, the Board of Directors of the Company approved, via unanimous written consent, the elimination of the non-fundamental policy for each series (each, a "Fund") of the Company that prohibits investments by each Fund in oil, gas, or mineral-related programs, partnerships, or leases.